

April 14, 2011

Rory O'Dare
President
Puravita Corporation
3211 Ocean Drive
Vero Beach, Florida 32963

Re: Puravita Corporation
Registration Statement on Form S-1
Filed March 17, 2011
File No. 333-172892

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to include a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

2.   Please revise your disclosure to include the information required by Item 304 of Regulation S-K.

Cover Page of Registration Statement

3.   Please revise to include your Primary Standard Industrial Classification Code Number on the cover page of your registration statement.

Prospectus Cover Page

4.   We note you provide a cross-reference to the Risk Factors section and that you indicate it begins on page 6. We further note your Risk Factors section begins on page 10. Please revise.

5.   We note you indicate that prior to the offering there has been no public market for your common stock. Please revise to clarify that there is no guarantee that a public market for your common stock will develop after the offering.

6.   Please revise your table located on page 3 to include the 8,000,000 shares of common stock being registered for sale by your sole officer and director.

Table of Contents

7.   Please revise your Table of Contents to include a specific and separate listing to your Risk Factors section, which begins on page 10.

Prospectus Summary, page 5

8.   Please revise your summary to discuss briefly your auditor's opinion that there is substantial doubt about your ability to continue as a going concern.

Risk Factors, page 10

9.   We note that your auditors have issued a going concern opinion. Please include a risk factor which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your Risk Factors section.

Use of Proceeds, page 16

10.   It is unclear how you calculated net offering proceeds. Please advise us how you considered offering expenses in your calculation and revise, as necessary.

11.   We note you indicate that ninety percent of the net offering proceeds will be put towards working capital. Please revise your disclosure to provide the principal purposes for which the remaining ten percent of the net proceeds from the securities to be offered are intended to be used. Please also revise to provide greater details as to the approximate amount intended to be used for each such purpose. Please refer to Item 504 of Regulation S-K.

12.   It appears there are errors in the "% of total" and "% of net proceeds" columns of your Table on page 16. In particular, we direct your attention to these columns under the headings "50% of Maximum" and "Maximum." Please correct any errors.

13.   We note you indicate that the proceeds will be used to effect a business combination. Please revise your disclosure to indicate the identity of any businesses, if known, or if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the combination and a brief description of such business. Please refer to Instruction 6 to Item 504 of Regulation S-K.

Item 8 – Plan of Distribution, page 18

14.   In the second paragraph on page 20, you state that the escrow agreement will terminate once either the Maximum Offering is achieved or 180 days from the effective date. This is inconsistent with the requirements of Rule 419 and disclosure elsewhere in the prospectus regarding the conditions that must be met prior to the release of funds from escrow. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 30

15.   We note you indicate in the Table on page 30 that Mr. O'Dare is "President, Secretary, Treasurer, and Director." We further note Mr. O'Dare signs the registration statement in various capacities, including Chief Executive Officer. We also note you indicate on page 30 that Mr. O'Dare is the Chief Financial Officer. Please revise this section to state all positions and offices held with the registrant. Please refer to Item 401(a) and (b) of Regulation S-K.

16.   We note you indicate on page 30 that Mr. O'Dare spends approximately 10 hours per week on your business affairs. We further note you indicate on page 25 that Mr. O'Dare devotes approximately 10 hours per month to the business affairs of the Company. Please revise to reconcile.

17.   We note you provide the background of Mr. O'Dare. Please expand your disclosure to provide the name of any corporation or organization in which Mr. O'Dare's occupations and employment were carried on during the past five years. Please refer to Item 401(e) of Regulation S-K.

18.   We note you indicate that the downturn of 2007 has given Mr. O'Dare time to direct his efforts to other business activity, such as formation of public companies. Please revise to identify the public companies Mr. O'Dare has formed or is in the process of forming.

19.   We note you indicate on page 30 that you will be able to merge with a private firm within 18 months of the effective date. Please explain.

Security Ownership of Certain Beneficial Owners and Management, page 31

20.   We note you indicate in footnote 3 to the Table that the maximum number of shares to be sold in this offering is 2,000,000 and that the aggregate amount of shares to be issued and outstanding after the offering is 8,000,000. We further note you are registering 10,000,000 shares of common stock. Please revise or explain.

Item 13 – Other Expenses of Issuance and Distribution, page II-1

21.   We note you provide a Table of Legal and Professional Fees. We note in this Table that you estimate your registration fee to be $20. We further note you indicate in your Calculation of Registration Fee Table on the cover page of your registration statement that you estimate this amount to be $58.05. Please revise to reconcile. Please also revise to make sure you have included all expenses in connection with the issuance and distribution of the securities to be registered. Please refer to Item 511 of Regulation S-K.

22.   We note that you are registering 8,000,000 shares of common stock on behalf of Mr. O'Dare. Please revise to indicate the portion of expenses to be borne by Mr. O'Dare. Please refer to Item 511 of Regulation S-K.

Item 15 – Recent Sales of Unregistered Securities, page II-1

23.   We note you indicate in this section that you issued 8,000,000 shares of common stock to Rory O'Dare. Please revise your disclosure in this section to provide the aggregate amount of consideration received by the Company in this transaction. Please refer to Item 701(c) of Regulation S-K.

Exhibit 23

24.   We note that your auditor's consent refers to the audit report dated March 16, 2011. However the audit report on page F-2 is dated March 17, 2011. Please advise or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at 202-551-3472 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Rory O'Dare
        Via *facsimile*: (772) 492-9219